Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 10, 2013

TO THE PROSPECTUS DATED APRIL 24, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2013 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 4, dated July 24, 2013, and Supplement No. 5, dated August 15, 2013. Terms used and not otherwise defined in this Supplement No. 6 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

  the status of our public offerings; and

  our potential acquisition of a hotel property located in Austin, Texas.

Status of Our Public Offerings

On February 14, 2012, we filed a registration statement on Form S-11 with the SEC to register a following-on public offering of up to $1,000,000,000 in shares of our common stock. On October 12, 2012, the Registration Statement for our follow-on public offering was declared effective by the SEC and our initial public offering automatically terminated. In our follow-on offering we are offering up to 90,000,000 shares of our common stock to the public at $10.00 per share and up to 10,526,316 shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share. As of September 9, 2013, we had accepted investors’ subscriptions for and issued 2,397,056 shares of our common stock in our public offerings, including 60,488 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $23,365,671.

We may continue our follow-on public offering until as late as October 12, 2015 (three years from the date of the commencement of our follow-on public offering), provided that, under rules promulgated by the SEC, in some circumstances we could continue our follow-on public offering until as late as April 9, 2016.

Potential Property Acquisition

On September 3, 2013, we entered into a purchase agreement relating to the acquisition of a Hampton Inn hotel located in Austin, Texas, or the Austin hotel, from unaffiliated third party sellers, for an aggregate purchase price of $15,410,000, excluding acquisition costs. We intend to finance the acquisition of the Austin hotel with proceeds from our follow-on public offering and mortgage indebtedness secured by the Austin hotel.

The 123-suite Austin hotel was built in 1997 and extensively renovated in 2012. The Austin hotel is located just six miles from Austin-Bergstrom International Airport and is just minutes from downtown. Austin is the 11th-largest city in the United States. In 2012, the Austin-Round Rock-San Marcos region grew faster than any other large U.S. metro area, according to the Census Bureau. In April 2013, Bloomberg.com rated the city of Austin as the country’s No. 1 boomtown. Austin is also home to the University of Texas, with over 50,000 students and more than 24,000 faculty and staff.

The acquisition of the Austin hotel is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of common stock in our public offering to fund a portion of the purchase price for the Austin hotel; (2) our ability to obtain financing for the acquisition of the Austin hotel on acceptable terms; and (3) the absence of a material adverse change to the Austin hotel prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Charleston hotel on the terms described above or at all.